SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: January 30, 2014

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No ___X__

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2013 ON FORM 6-K

Page

Consolidated Financial Statements

Unaudited Consolidated Balance Sheet as of September 30, 2013 and
Audited Consolidated Balance Sheet as of March 31, 2013	3

Unaudited Consolidated Statements of Income and
Comprehensive Income for the Six-Month Periods
Ended September 30, 2013, and September 30, 2012	4

Management’s Discussion and Analysis of Financial Condition
and Results of Operations	5

Liquidity and Capital Resources	7

Stock Repurchase Program	7

Signature	8

Exhibits	9

99.1 Press Release disclosing Results of Operations dated January 30, 2014.

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2013	2013
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	1,858	2,154
Trade receivables, net	2,120	2,759
Inventories	4,299	5,460
Income tax recoverable	2,301	2,436
Other receivables, deposits and prepayments	1,031	1,425

Total current assets	11,609	14,234

Brand name and other intangible assets, net	4,512	4,590
Property, plant and equipment, net	8,405	8,299

Total assets	24,526	27,123

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts - secured	180	180
Notes payable	1,982	2,276
Accounts payable	6,857	7,793
Accrued charges and deposits	1,969	2,329
Income tax liabilities	37	7
Short-term bank loans	1,025	1,357

Total current liabilities	12,050	13,942

Income tax liabilities	2,595	2,595
Deferred income tax liabilities	—	—

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2013 and Mar 31, 2013 - 5,577,639, outstanding shares: Sep 30, 2013 and Mar 31, 2013 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: Sep 30, 2013 and Mar 31, 2013 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(12,944)	(12,588)
Accumulated other comprehensive income	2,505	2,854

	9,881	10,586

Total liabilities and stockholders’ equity	24,526	27,123

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30, 2013	Six months ended September 30, 2012
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	15,374	16,276
Cost of sales	(12,464)	(13,274)

Gross profit	2,910	3,002

Selling expenses	(190)	(347)
Salaries and related costs	(1,477)	(1,078)
Research and development expenses	(204)	(279)
Administration and general expenses	(1,147)	(1,165)

Income / (loss) from operations	(108)	133
Interest income	1	3
Interest expenses	(43)	(33)
Foreign exchange loss	(222)	(22)
Other income	16	45

Net income / (loss)	(356)	126

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	(349)	(100)

Comprehensive income / (loss)	(705)	26

Earnings / (loss) per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings per share ( in U.S.Dollars per share)
- basic and diluted	(0.07)	0.02

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers, Original Brand Manufacturers and Original Design Manufacturers.

During the six-month period ended September 30, 2013, our net sales decreased approximately $0.9 million, or 5.5% as compared to the six-month period ended September 30, 2012. The primary reason for the decrease in net sales was the decreased demand for our products during the period. As a result, during the six-month period ended September 30, 2013, we recognized net loss of approximately $356,000 as compared to a net gain of approximately $126,000 during the six-month period ended September 30, 2012.

On January 28, 2012, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2013. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2013 Compared to the Six-Month Period Ended September 30, 2012

Net Sales. During the six-month period ended September 30, 2013, our sales decreased 5.5% or approximately $902,000 from approximately $16,276,000 for the six-month period ended September 30, 2012 to approximately $15,374,000. The decreased sales were primarily the result of a decrease in demand for our products during the period.

Cost of Sales. During the six-month period ended September 30, 2013, cost of sales decreased to approximately $12,464,000 from approximately $13,274,000 during the six-month period ended September 30, 2012, a decrease of approximately $810,000 or 6.1%. As a percentage of sales, the cost of sales decreased from 81.6% to 81.1%. Cost of sales decreased primarily because of increased selling price for some of the products sold.

Gross Margin. As a result, gross margin as a percentage of revenue increased to 18.9% during the six-month period ended September 30, 2013 as compared to 18.4% during the same period in the prior year.

Selling Expenses. Selling expenses decreased by 45.2% or approximately $157,000 from approximately $347,000 for the six-month period ended September 30, 2012 to approximately $190,000 for the six-month period ended September 30, 2013. The decrease was primarily the result of decreased shipping cost due to more sea shipments and less air shipments arranged during the six-month period ended September 30, 2013, compared to the same period in the prior year. As a percentage of sales, selling expenses decreased from 2.1% to 1.2%.

Salaries And Related Costs. Salaries and related costs increased by 37.0% or approximately $399,000 from approximately $1,078,000 for the six-month period ended September 30, 2012 to approximately $1,477,000 for the six-month period ended September 30, 2013. This increase was a result of the increase in one-off severance payment for laying off staff from old Shenzhen factory during our transition of production process to the new Xinxing factory.

Research And Development Expenses. Research and development expenses decreased by 26.9% or approximately $75,000 from approximately $279,000 for the six-month period ended September 30, 2012 to approximately $204,000 for the six-month period ended September 30, 2013. The decrease was primarily due to the decrease in sample and testing cost for our new products during the six-month period ended September 30, 2013. As a percentage of sales, research and development expenses decreased from 1.7% to 1.3%.

Administration And General Expenses. Administration and general expenses decreased by 1.5% or approximately $18,000 from approximately $1,165,000 for the six-month period ended September 30, 2012 to approximately $1,147,000 for the six-month period ended September 30, 2013. As a percentage of sales, administration and general expenses increased from 7.2% to 7.5%. The decrease in administration and general expenses was primarily the result of reduced utility cost with most of the operation transferred from the old Shenzhen factory to the new Xinxing factory.

Income / (Loss) From Operations. As a result of the above changes, loss from operations was approximately $108,000 for the six-month period ended September 30, 2013, compared to a gain from operations of approximately $133,000 for the six-month period ended September 30, 2011, an decrease of approximately $241,000.

Interest Income. Interest income decreased by 66.7% from approximately $3,000 for the six-month period ended September 30, 2012 to approximately $1,000 for the six-month period ended September 30, 2013. This decrease was primarily the result of fewer deposits placed in accounts with higher interest rate for the six-month period ended September 30, 2013.

Interest Expenses. Interest expenses increased 30.3%, or approximately $10,000 from approximately $33,000 for the six-month period ended September 30, 2012 to approximately $43,000 for the six-month period ended September 30, 2013. The increase of interest expenses was the result of the increased utilization of the Company’s banking facilities.

Foreign Exchange Loss. Foreign exchange loss increased 909.1% or approximately $200,000 from a loss of approximately $22,000 for the six-month period ended September 30, 2012 to a loss of approximately $222,000 for the six-month period ended September 30, 2013. The increased loss was primarily attributable to the balance sheet revaluation as a result of the appreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2013.

Other Income. Other income decreased 64.4% or approximately $29,000 from approximately $45,000 for the six-month period ended September 30, 2012 to approximately $16,000 for the six-month period ended September 30, 2013. The decrease was primarily the result of the decrease in disposal of fixed assets during the six-month period ended September 30, 2013.

Net Income / (Loss). As a result of the above changes, net loss increased from a net gain of approximately $126,000 for the six-month period ended September 30, 2012 to a net loss of approximately $356,000 for the six-month period ended September 30, 2013, an increase in net loss of approximately $482,000.

Foreign Currency Translation Adjustments.  Foreign currency translation adjustments, net of tax increased from a loss of approximately $100,000 for the six-month period ended September 30, 2012 to a loss of approximately $349,000 for the six-month period ended September 30, 2013, a decrease of approximately $249,000.  The loss was primarily attributable to the appreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2013.

Comprehensive Income / (Loss).  As a result of the factors described above, comprehensive income decreased from a gain of approximately $26,000 for the six-month period ended September 30, 2012, to a loss of approximately $705,000 for the six-month period ended September 30, 2013, an decrease of approximately $731,000.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

As of September 30, 2013 we had approximately $1,858,000 in cash and cash equivalents as compared to approximately $2,154,000 as of March 31, 2013. Working capital at September 30, 2013 was approximately negative $441,000 compared to approximately $292,000 at March 31, 2013, as a result of increased capital expenditure in leasehold improvement and machineries for the Xinxing factory, during the six-month period ending September 30, 2013, as compared to the six-month period ending September 30, 2012.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the foreseeable future.

Stock Repurchase Program

On September 19, 2007, the Company's Board of Directors authorized a new program (the “New Share Repurchase Program”) for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. During the six-month periods ended September 30, 2009 and 2010, the Company has not purchased any shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 330,736 shares valued at $1,462,325. This authorization to repurchase shares under the New Share Repurchase Program increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,537,675.

Exhibits

99.1 Press Release disclosing Results of Operations dated January 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: January 30, 2014	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary

Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Half Year Results

HONG KONG, January 30, 2014 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today reported its financial results for the six-month period ended September 30, 2013.

Bonso reported a net loss for the six-month period ended September 30, 2013 of $0.35 million or $0.07 basic and diluted loss per share, as compared to a net income of $0.13 million or $0.02 basic and diluted earnings per share posted during the six-month period ended September 30, 2012. Net sales for the six-month period ended September 30, 2013 decreased 5.7% to $15.3 million from $16.3 million for the six-month period ended September 30, 2012.

Mr. Anthony So, President and CEO stated: “Our gross profit margin continued to improve from 18.4% for the six month period ended September 30, 2012 to 18.9% for the comparable period in 2013. The higher gross profit margin was a result of increase in products of higher added value. We incurred increase in salary and related expenses for the six months ended September 30, 2013 compared to the same period in 2012 due to increased severance payment for laying off employees of our old Shenzhen factory as a result of Labor Law in China established in year 2008. Based on the orders received, we expect the demand for our products will increase in the second half of the fiscal year ending March 31, 2014.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the the demand for our products, among other things, involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2013	2013
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	1,858	2,154
Trade receivables, net	2,120	2,759
Inventories	4,299	5,460
Income tax recoverable	2,301	2,436
Other receivables, deposits and prepayments	1,031	1,425

Total current assets	11,609	14,234

Brand name and other intangible assets, net	4,512	4,590
Property, plant and equipment, net	8,405	8,299

Total assets	24,526	27,123

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts - secured	180	180
Notes payable	1,982	2,276
Accounts payable	6,857	7,793
Accrued charges and deposits	1,969	2,329
Income tax liabilities	37	7
Short-term bank loans	1,025	1,357

Total current liabilities	12,050	13,942

Income tax liabilities	2,595	2,595
Deferred income tax liabilities	—	—

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2013 and Mar 31, 2013 - 5,577,639, outstanding shares: Sep 30, 2013 and Mar 31, 2013 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: Sep 30, 2013 and Mar 31, 2013 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(12,944)	(12,588)
Accumulated other comprehensive income	2,505	2,854

	9,881	10,586

Total liabilities and stockholders’ equity	24,526	27,123

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30, 2013	Six months ended September 30, 2012
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	15,374	16,276
Cost of sales	(12,464)	(13,274)

Gross profit	2,910	3,002

Selling expenses	(190)	(347)
Salaries and related costs	(1,477)	(1,078)
Research and development expenses	(204)	(279)
Administration and general expenses	(1,147)	(1,165)

Income / (loss) from operations	(108)	133
Interest income	1	3
Interest expenses	(43)	(33)
Foreign exchange loss	(222)	(22)
Other income	16	45

Net income / (loss)	(356)	126

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	(349)	(100)

Comprehensive income / (loss)	(705)	26

Earnings / (loss) per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings per share ( in U.S.Dollars per share)
- basic and diluted	(0.07)	0.02

The diluted net loss per share was the same as the basic net loss per share for the six-month periods ended September 30, 2013 and September 30, 2012 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics